December 2, 2014

VIA EDGAR AND ELECTRONIC MAIL

Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Re:	Wells Fargo Real Estate Investment Corporation

  Registration Statement on Form S-11

  Filed December 2, 2014

  File No. 333-198948

Dear Mr. Kluck:

Per Folake Ayoola’s conversation on November 25, 2014 with Sullivan & Cromwell LLP (“Sullivan & Cromwell”), outside legal counsel for Wells Fargo Real Estate Investment Corporation (“WFREIC” or the “Company”), and the comment of the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) sent via e-mail by Ms. Ayoola on November 25, 2014 to Sullivan & Cromwell, we submit the following information.

For your convenience, the Staff’s comment has been restated below in its entirety, with the response to the comment set forth immediately below the comment. The revisions to the filing described below are reflected in the Company’s Amendment No. 3 to the Registration Statement on Form S-11 (the “Amended Registration Statement”) which amends our previous Registration Statement on Form S-11 and is being filed simultaneously with this letter. Courtesy copies of the Amended Registration Statement, marked to reflect these revisions, are being delivered to the Staff.

Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Amended Registration Statement.

Dividend Policy, page 45

1.	We refer to your revised disclosure on page 46. In connection with the Federal Reserve’s prudential supervision you are subject to, please revise your disclosure to give examples of such and how they could limit or eliminate your ability to pay dividends on the Series A preferred stock.

Tom Kluck

December 2, 2014

Company Response:

We have revised the relevant disclosure in the Amended Registration Statement. For your convenience, the revised disclosure is provided below:

In the Risk Factors on page 17, we have made the following revisions:

Finally, Wells Fargo and its subsidiaries, including WFREIC, are subject to broad prudential supervision by the Federal Reserve, which may result in a limitation on or the elimination of our ability to pay dividends on the Series A preferred stock, including, for example, in the event that the OCC had not otherwise restricted the payment of such dividends as described above and the Federal Reserve determines that such payment would constitute an unsafe and unsound practice. To the extent the payment of dividends on the Series A preferred stock were restricted or eliminated by the OCC or the Federal Reserve in such a manner, such dividends would nevertheless continue to accumulate. See “Description of Series A Preferred Stock – Dividends.”

In the Business section on page 46 we have made the following revisions:

Under certain circumstances, including any determination that the Bank’s relationship to us results in an unsafe and unsound banking practice, the OCC will have the authority to issue an order that restricts our ability to make dividend payments to our stockholders, including holders of the Series A preferred stock. ~~Banking capital adequacy rules~~ National banking laws and other banking regulations limit the total dividend payments made by a consolidated banking entity to be the sum of earnings for the current year and prior two years less dividends paid during the same periods. Any dividends paid in excess of this amount can only be made with the approval of the Bank’s regulator. Finally, Wells Fargo and its subsidiaries, including WFREIC, are subject to broad prudential supervision by the Federal Reserve, which may result in a limitation on or the elimination of our ability to pay dividends on the Series A preferred stock, including, for example, in the event that the OCC had not otherwise restricted the payment of such dividends as described above and the Federal Reserve determines that such payment would constitute an unsafe and unsound practice. To the extent the payment of dividends on the Series A preferred stock were restricted or eliminated by the OCC or the Federal Reserve in such a manner, such dividends would nevertheless continue to accumulate. See “Description of Series A Preferred Stock – Dividends.”

*     *     *     *     *

Tom Kluck

December 2, 2014

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions concerning the information set forth in this letter may be directed to me at (415) 222-3119.

Very truly yours,
/s/ Richard D. Levy
Richard D. Levy
Executive Vice President and Controller
(Principal Accounting Officer)

cc:	Michael J. Loughlin, President and Chief Executive Officer

John R. Shrewsberry, Senior Executive Vice President and Chief Financial Officer